Principal Funds 711 High Street, Des Moines, IA 50392 515 247 5111 tel www.principal.com

June 21, 2016
Via EDGAR

Mr. Trace Rakestraw
Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:    Principal Funds, Inc.
File Numbers 033-59474, 811-07572
Post-Effective Amendment No. 181 to the Registration Statement on Form N-1A

Dear Mr. Rakestraw,
This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to post-effective amendment number 181 to the Registrant’s registration statement on Form N-1A (the “Amendment”), which you communicated to me, Jennifer Block and Britney Schnathorst by telephone on May 19, 2016. The Registrant filed the Amendment with the Commission on April 8, 2016, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No.183).
Comments to the Prospectus
Comment 1: Please confirm whether the Finisterre Unconstrained Emerging Markets Bond Fund (the “Fund”) will be a registered commodity pool under the Commodity Futures Trading Commission (“CFTC”) and if so, that the statement prescribed by Securities Act Rule 481 will reference the CFTC.
Response: The Registrant confirms that the Fund is intended to be a registered commodity pool, as defined under CFTC rules, and therefore the Rule 481 statement on the cover will include reference to the CFTC.
Finisterre Unconstrained Emerging Markets Bond Fund - Principal Investment Strategies
Comment 2: Please confirm that for purposes of the Rule 35d-1 80% test that the derivatives counted in that test will be valued at mark-to-market.
Response: Confirmed.
Comment 3: Please disclose whether there are any maturity, duration, or quality restrictions or requirements for the bonds, debt securities and other fixed-income securities.
Response: The Registrant will add further disclosure indicating that there are no maturity, duration or quality requirements given that this is an unconstrained fund.

Comment 4: Does the Fund plan to invest greater than 25% in sovereign debt of any single emerging market country?
Response: No, the Registrant does not intend to invest greater than 25% in sovereign debt of any single emerging market country.
Comment 5: Please consider including the methodology for determining whether a country is an emerging market country.
Response: The Registrant respectfully submits that it defines “emerging market securities” and “emerging market countries” in detail in the Additional Information about Investment Strategies and Risks - Emerging Markets section. Therefore, the Registrant declines to repeat this disclosure in the summary section. See Note 4 to 1933 Act Rule 421(b)(4) (stating, you should avoid…disclosure repeated in difference sections of the document that increases the size of the document but does not enhance the quality of the information.”). Form N-1A intends for Item 4 strategy and risk disclosure (summary section) to summarize the Item 9 strategy and risk disclosure (the Registrant includes Item 9 disclosure in the Additional information about Investment Strategies and Risks section). See Form N-1A Item 4(a) and 4(b)(1)(i).
Comment 6: The first sentence of the second paragraph under “Principal Investment Strategies” states that the “Fund follows an investment process that focuses primarily on a top-down analysis of global markets and political developments and their impact on individual countries and companies in emerging markets.” Please clarify this sentence, especially the reference to “top-down”.
Response: The Registrant will make the requested revision.
Comment 7: The second sentence of the second paragraph under “Principal Investment Strategies” states that the “portfolio construction process for the Fund will follow a two-dimensional top-down scale, considering both technical and fundamental issues.” Please clarify this sentence, especially the reference to “two-dimensional”.
Response: The Registrant will make the requested revision.
Comment 8: Please explain how an unconstrained emerging markets bond fund differs from a regular or constrained bond fund.
Response: An unconstrained fund is less limited than a conventional mandate in its asset allocation choices; in particular it will be less guided in portfolio construction decision by index weights. Additionally, the unconstrained fund will use derivatives, which may differ from more conventional mandates.
Comment 9: Please confirm that all principal investment strategies are disclosed. Note that the word “unconstrained” does not exempt the Fund from disclosing all principal investment strategies.
Response: Confirmed.
Comment 10: What percentage of the Fund assets will generally be invested in contingent convertible securities (often times called “CoCos”)? Consider adding a principal risk for this investment.
Response: The Registrant respectfully declines to make this change as the fund intends to invest only a limited portion of fund assets in CoCos.
Comment 11: The fourth paragraph of the “Principal Investment Strategies” references “sub-advisor” as a defined term (since it is capitalized). Consider disclosing who this term is referring to or ensuring that the definition of the term is consistent.
Response: The Registrant respectfully declines to define this term because the term “Sub-Advisor” is defined under the “Management” section.

Finisterre Unconstrained Emerging Markets Bond Fund - Principal Risks
Comment 12: In the Securitized Products Risk description, consider adding the type of securitized products, such as assets-backed securities or mortgage-backed securities, that the Fund intends to invest.
Response: The Registrant will identify any securitized products in the principal investment strategies.
Finisterre Unconstrained Emerging Markets Bond Fund - Performance
Comment 13: Please confirm that the Fund’s benchmark, JPM CEMBI Diversified Index, is an appropriate broad-based index for the Fund.
Response: The Registrant confirms that the JPM CEMBI Diversified Index is an appropriate broad-based index for the Fund. Form N-1A, Item 27(b)(7), Instruction 5 defines an appropriate broad-based securities market index as “one that is administered by an organization that is not an affiliated person of the fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The index meets this definition, as the index is administered by an organization that is not an affiliated person of the fund, the fund’s investment adviser or the Fund’s distributor.
Principal LifeTime Hybrid Funds
Comment 14: Please confirm that the “Other Expenses” percentages in the Annual Fund Operating Expenses for the Principal LifeTime Hybrid Funds are correct.
Response: Confirmed.
Comment 15: Please consider defining “Hybrid” in the names of the Principal Lifetime Hybrid Funds in the principal investment strategies of each Fund.
Response: The Registrant respectfully declines to make this requested revision as it believes the word is commonplace and that the addition of a definition in the strategy could be excessive detail. As has been previously noted, the word hybrid is commonly defined as “something that is formed by combining two or more things.” Merriam-Webster.com, 2015 (retrieved February 19, 2015). In this case, the Registrant uses the name “Hybrid” to refer to the Funds’ combination of investments in both actively-managed and passively-managed underlying funds, with a majority of each of these Fund’s assets invested in index funds.
Comment 16: Please consider adding a footnote to the Annual Fund Operating Expenses stating that the expenses have been restated to reflect current fees.
Response: The Registrant respectfully declines to add the above referenced footnote. Instruction 3(d)(ii) to Item 3 of Form N-1A provides that expense information should be restated if there have been any changes in the “Annual Fund Operating Expenses” that would materially affect information disclosed in the table. Registrant submits that none of the changes in the Acquired Fund Fees and Expenses materially affect information disclosed in the table.
Comment 17: Please confirm that the waivers will be updated to extend for at least one year from the effective date of the prospectus.
Response: Confirmed
Comment 18: Please confirm that the Expense Examples are updated based on the waiver termination date.
Response: Confirmed.
Comment 19: The Principal LifeTime Hybrid Funds offer four share classes (Class R-3, R-5, and R-6, and Institutional Class), yet their performance sections only provide information on the Institutional Class and Class R-6 performance. Please explain why performance information is not provided for Class R-3 and R-5.
Response: The Principal LifeTime Hybrid Funds have not seeded Class R-3 and Class R-5 at this time and for this reason, performance numbers for these classes are not provided.

Comment 20: In the “Fund of Funds” section, a table is provided that includes the underlying funds allocation for each Principal LifeTime Hybrid Fund as of October 31, 2015. Please consider updating these tables.
Response: The Registrant respectfully declines to update these tables; the Registrant updates the tables as part of the annual update process.
Comment 21: Under the “Management of the Funds” section, one of the bios for a portfolio manager (Arthur Duchon-Doris) for Finisterre Capital LLP does not include the last five years of work history. Please update this.
Response: The Registrant will update the noted portfolio manager’s bio accordingly.
Comment 22: Please consider removing references to other share classes and to the Principal money market fund in the prospectus given that the other share classes and the money market fund are not offered in this prospectus.
Response: The Registrant respectfully declines to remove share classes C and J and the reference to the money market fund in the prospectus as this information helps fund investors fully understand the initial sales charge reduction and waiver options.
Comment 23: Please consider adding the full name of the money market fund for clarity since the fund is not offered in this prospectus.
Response: The Registrant respectfully declines to make this change as the Registrant only offers one money market fund and therefore it is not necessary to identify the money market fund.
Comment 24: Under the “Distribution Plans and Intermediary Compensation” section, there is a reference to mutual funds that are not offered for sale in this prospectus. Please consider removing reference to such mutual funds.
Response: The Registrant will make the requested revision.
Comment 25: Please confirm that the financial highlights will be included in the effective post-effective amendment.
Response: Confirmed.
Comments to the Statement of Additional Information
Comment 26: Under the “Preferred Securities” section, consider moving the reference to “CoCos” after “contingent convertible instruments” instead of after “contingent capital notes.”
Response: The Registrant will make the requested revision.
Comment 27: In the biography for Elizabeth Ballantine, please consider clarifying the phrase “investment consultant and director” so it is clear it applies to other companies.
Response:  The Registrant will make the requested revision.
Comment 28: Under the “Management Information” section, under the principal occupations for Drew Lawton, please review his occupations at New York Life and confirm that this is correct.
Response: The Registrant will make the appropriate revision to Mr. Lawton’s prior occupations.
Comment 29: Under “Leadership Structure and Board of Directors - Compensation”, add “or pensions” to the sentence preceding the table.
Response: The Registrant will make the requested revision.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call me at 515-247-5461 or Jennifer Block at 515-235-9154 if you have any questions.
Sincerely,
/s/ Greg Reymann
Greg Reymann
Assistant Counsel, Registrant